UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of February 2007

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes                      No      X

TABLE OF CONTENTS

I.	EDP Release – February 15, 2007: EDP AND CAJA MADRID REINFORCE COOPERATION FOR RENEWABLE ENERGIES IN SPAIN

II.	EDP Release – February 16, 2007: ANNOUNCEMENT OF LEGISLATIVE PACKAGE FOR THE ELECTRIC SYSTEM

Lisbon, February 15th 2007

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone  +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

EDP AND CAJA MADRID REINFORCE COOPERATION FOR

RENEWABLE ENERGIES IN SPAIN

Since 1999, EDP Group and Caja Madrid have been equity partners at GENERACIONES ESPECIALES I, S.L. (“Genesa”), a company fully focused on renewable energies in Spain, which is currently 80% owned by NEO (EDP’s 100% owned subsidiary for renewables) and 20% owned by Caja Madrid.

Within this scope, today, EDP signed a sale and purchase agreement under which Caja Madrid will acquire from NEO a 20% stake in the share capital of a group of companies currently designated as “Desa” (formerly designated by NUON España). This transaction was made for an equity value of €100.4 million, which is in line with Desa’s acquisition cost supported by NEO in December 2005 plus a cost of carry.

Following this transaction, EDP and Caja Madrid plan to align their interests in renewables activities in Spain through the merger of Genesa and Desa, increasing operations’ efficiency.

After this operation, EDP Group’s control over NEO Energía remains unchanged. NEO continues to own 100% of the share capital of Enernova (wind in Portugal), Agrupación Eólica (wind in Spain and France) and 70% of Greenwind (wind in Belgium).

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

Lisbon, February 16th 2007

Reuters: EDPP.IN / EDP.N

Bloomberg: EDP PL / EDP US

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Pedro Rei

Elisabete Ferreira

Ricardo Farinha

Phone  +351 210012834

Fax:     +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

ANNOUNCEMENT OF LEGISLATIVE PACKAGE FOR

THE ELECTRIC SYSTEM

The Portuguese Government has announced the approval of a legislative package for the electric system and presented today to the public a set of measures to be adopted in areas of relevance for EDP’s power generation activities. In particular these measures refer to the revision of rules applicable to the early termination of power purchase agreements (PPA) and the use of hydro resources for power generation.

Based upon the information released by the Government, although subject to an in-depth assessment of the relevant legislative acts after their enactment, EDP preliminarily understands the following:

The Government has maintained the model for PPA’s early termination set out in Decree-Law 240/2004, of December 27, which defines the conditions to calculate the compensations due to power generators for such early termination (CMEC). In essence, an adjustment will be introduce in relation to the reference market price of sale of electricity used to calculate the CMECs’ initial amount. Such reference market price will change from the current annual average value of € 36/MWh to € 50/MWh, according to recent recommendations issued by the EU Commission.

EDP understands that this price adjustment is in line with the changes occurred during the last 2 years on the perspectives of development of prices in the long-term electricity market. It is expected that such price adjustment will result in a decrease of the CMEC’s initial amount, which is preliminarily estimated to be around € 800 millions. From an economic perspective, EDP expects that the referred price adjustment has a neutral effect for the company upon the implementation of the CMECs mechanism with the early termination of PPAs, following agreement between the contracting parties.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

On the other hand, the announced measures also contemplate the consolidation of the legal regime applicable to the use of hydro resources for power generation. In this context and as a consequence of the modifications to the assumptions used on the long-term electricity market, notably the referred increase of prices, it has been divulged the introduction of a payment due by hydro power generators under PPAs with the purpose of ensuring the economic and financial balance of the hydro plants, according to market conditions, for the period following the term set forth in the PPAs. According to the information released by the Government, the calculation of such payment’s amount shall be made on the basis of two independent valuations.

Assuming that appropriate valuation methodologies and discount rates will be used, EDP expects that the conjugation of the two measures would have a neutral impact on the company. In addition, it will allow the exercise of the option provided for in Decree-Law no. 240/2004, of December 27, in relation to the maintenance of the hydro plants’ operation until the end of their useful life.

EDP considers that the legislative package now announced is compatible with the company’s profitability criteria, as well as contributes, among others, for the creation of stable and adequate regulatory environment for EDP’s investment projects in hydro plants in Portugal, for the development of a liquid and efficient Iberian electricity market (MIBEL), for the development of the option to invest in renewable energies free of CO2 emissions and for the progressive increase of EDP’s exposure to a liberalized market environment with a portfolio of efficient, competitive and low CO2 emissions’ assets.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 500697256    Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 16, 2007

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer